Filed by Alleghany Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

Alleghany Corporation (“Alleghany”) is filing the attached presentation materials in connection with Alleghany’s previously announced proposed transaction with Transatlantic Holdings, Inc. (“Transatlantic”) pursuant to the Agreement and Plan of Merger, by and among Alleghany, Shoreline Merger Sub, LLC, a wholly owned subsidiary of Alleghany, and Transatlantic, dated as of November 20, 2011. These materials are first being presented to stockholders on December 1, 2011. Alleghany may present the attached materials to stockholders and others on future occasions. The information contained in the attached presentation materials is summary information that is intended to be considered in the context of Alleghany’s filings with the SEC and other public announcements. Alleghany undertakes no duty or obligation to publicly update or revise this information, although it may do so from time to time.

In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via email at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.

Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s consent revocation statement filed with the SEC on September 20, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Presentation

December 2011

Safe Harbor Disclosure

Cautionary Note Regarding Forward Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany and management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Alleghany and Transatlantic, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, increasing capital and investments, achieving diversification and returns with minimal integration risk, maintaining financial ratings, integrating our companies, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be effected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate the our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve targets for investment returns, revenues, and book value per share; risks that the consent solicitation commenced by Validus Holdings, Ltd. (“Validus”) disrupts current plans and operation; changes in financial markets, interest rates and foreign currency exchange rates; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of each party’s loss reserves; the cyclical nature of the property and casualty insurance industry; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Alleghany nor Transatlantic undertakes any duty to update any forward-looking statements contained in this presentation.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.

Safe Harbor Disclosure

Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s consent revocation statement filed with the SEC on September 20, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Validus Consent Solicitation

On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove seven of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.

Transatlantic, Alleghany and their respective directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders.

I. Transaction Overview

Key Terms

Merger of Transatlantic into a wholly owned subsidiary of Alleghany Transaction Stock portion is tax free Stock/cash election subject to proration

Consideration1 0.145 shares of Alleghany ($45.57) and $14.22 cash per Transatlantic share Implied offer price of $59.79

Deal Value1 Total deal value of $3,431mm $816mm in cash; $2,615mm in stock

Pro Forma Ownership 51% by Alleghany stockholders 49% by Transatlantic stockholders

Board of Directors 14 in total: 11 members from Alleghany’s board and 3 from Transatlantic’s board

Weston M. Hicks – President & Chief Executive Officer of Alleghany Management Joseph P. Brandon – President of Alleghany Insurance Holdings LLC

Michael C. Sapnar – President and CEO of Transatlantic

Robert F. Orlich – Senior Advisor and Transatlantic Board Member

Approvals Stockholder approvals of both Alleghany and Transatlantic Customary regulatory approvals

Investor Support Alleghany’s and Transatlantic’s largest stockholders, members of Kirby Family and Davis Select Advisors, respectively support the transaction

Expected Closing First quarter of 2012

(1)	Based on Alleghany Stock Price of $314.26 as of November 18, 2011
4

Combination of Leading Specialty Franchises

Transatlantic Alleghany

Top 10 global reinsurer

Best-in-class D&O, E&O and medical Premier excess & surplus lines insurer

Business

malpractice reinsurer Distinctive total return investment strategy Leading property cat writer Stockholders’ Equity: $4.3bn Stockholders’ Equity: $2.8bn Size and Gross Premiums Written: $4.2bn1 Gross Premiums Written: $1.1bn1 Ratings Financial Strength Rating of “A+” by S&P Financial Strength Rating of “A” by and “A” by A.M. Best A.M. Best2

Complementary Leader in specialty reinsurance Leader in specialty insurance Strengths Global footprint Investment expertise Strong underwriting culture Strong underwriting culture

Leading franchise across specialty insurance and reinsurance Increased breadth of distribution Greater underwriting diversification Improved financial strength and flexibility Enhanced stockholder value creation opportunity

(1)	Last twelve months as of September 30, 2011 (2) For RSUI and Capitol Transamerica
5

Enhancing the Reinsurance Platform

Standalone Reinsurer Reinsurance in a Portfolio

Current macro environment heightens Reinsurance fits better in a portfolio of risk-industry pressures taking opportunities Susceptible to underwriting cycles Alleghany provides the ideal partner Constant pressure to manage and Compatible conservative risk cultures recycle capital Ability to allocate capital more Financial crisis has reminded us that efficiently across the group ready access to capital at attractive More options for use of capital in a terms is no longer a given “soft” market Alleghany values the float / cost of float Transatlantic produces more than others Diversification of capital sources expected to provide access when “hard” market opportunities return

A balanced portfolio of (re)insurance risks may provide greater price flexibility / capital access across cycles

6

The New Alleghany

Financial Goal = Grow BVPS at a rate exceeding total return on S&P 500; Goal is 7-10% per year in the current environment

Specialty Specialty Reinsurance Insurance

Consistent core tenets that drive our strategy

Superior Risk Adjusted

Returns Own well capitalized and financially secure reinsurance and insurance operating subsidiaries High quality management teams Alignment of interests – compensation Total Return structured to reward underwriting profits

Investment

Strategy Maintain a strong balance sheet with conservative reporting and reserving practices Maintain flexibility to allocate capital to highest risk-adjusted return opportunities Take a long-term approach

Strategic focus on global reinsurance, specialty insurance, and investment management

II. Recognized Global Specialty Reinsurer

Recognized Global Specialty Reinsurer

Strong Underwriting

Global Best in Class

Footprint Specialty In-depth Risk Management

Reinsurance Large Base Balanced Capital

Risk Financial

Strong Strength Ratings

Reward

Efficient Cost Structure 30+ Years of Experience/Relationships

Leader in Property Reinsurance

Track record of generating double-digit book value per share growth

Large Global P&C Reinsurer…

Top 10 global P&C reinsurer by premiums

24 locations with local underwriters As of September 30, 2011 — Provide customized products for many markets Stockholders’ Equity: $4.3bn Capital allocated to highest return geographies Capital and Surplus: $4.0bn Highly efficient low-cost operating platform LTM Net Premiums Written: $3.9bn

Long-standing Presence in Key Markets Top 10 Global P&C Reinsurer

2010 P&C Reinsurance Net Company Premiums Earned ($mm)

Munich Re $ 19,044 Berkshire Hathaway¹ 9,682 Swiss Re² 9,566 Hannover Re³ 7,238 SCOR 4,415 PartnerRe 4,033 Transatlantic 3,859 Everest Reinsurance4 3,308 Axis Capital 1,741 XL 1,502

One of the few truly global franchises of scale

Source: Company filings; includes results from non-life segments

(1) Reinsurance premiums includes results for Berkshire Hathaway Reinsurance Group and General Re; excludes life business for these entities (2) Swiss Re net premiums earned estimated based on insurance mix of gross premiums earned

(3) Hannover Re writes direct insurance through Inter Hannover based in London and Compass Insurance Ltd. Johannesburg; Data on premiums not available for these operations 10 (4) Assumes primary insurance operations include results for U.S. Insurance segment

…With Distinct Local Advantage…

Major presence in Europe, Asia, Australia, 2010 NPW by Location

Canada Australia Asia

3% 1%

and Latin America 5% 3% 1%

5% Latin America 6%

52% of US (incl. Bermuda)

underwriters based outside of

50% 50%

North American markets1 Europe

35% 35%

Local advantage to see business

Total: $3,882mm

opportunities ahead of competition Underwriters by Location

Canada Australia

Global multi channel presence 4% 2%

Asia

9% US (excl. Miami, Latin America incl. Bermuda)

Built direct platform in the U.S. (incl. Miami) 44%

10%

Flexibility to work with cedants directly

Europe

or through broker 31%

Total: 171

Network of local expertise and relationships equal first look at business and better understanding of markets

(1)	North America excludes Miami branch which exclusively covers Latin America

…and Long-Standing Relationships with Cedants

Percentage of 2011 in-force business1 by client tenure excluding AIG:

By Region By Channel

Domestic Broker

<5 yr <5 yr

9% 7%

6–10 yr

6–10 yr 16%

18%

>20 yr >20 yr

51% 52% 11–15 yr

12%

11–15 yr

10%

16–20 yr 16–20 yr

13% 13%

International Direct

<5 yr <5 yr

10% >20 yr 20%

29%

6–10 yr

>20 yr 17%

45%

6–10 yr

11–15 yr 26%

13% 16–20 yr

17%

16–20 yr 11–15 yr

15% 9%

A competitive advantage – we know our clients well

Note: Domestic only includes U.S.

(1)	Measures years in which business written with current clients; Based on premium volume

Leader in Specialty Classes of Reinsurance…

Market Leader by Share and Reputation1

35

30 28.6 28.1

26.1

24.7 25 Med Malpractice

20 18.7 Claims Made

16.3 (%) 14.8 Other Liability 15 12.3 Claims Made

10 9.7 9.6 5

0

2006 2007 2008 2009 2010 ³

Professional Liability2

#1 #1 #1 #1 #1 Flaspöhler Ranking: Medical Malpractice2

2	1 1 1 2 Flaspöhler Ranking:

Creates the ability to drive terms and conditions

(1) Represents Transatlantic’s share of insurance industry premium volume ceded to non-affiliates. Based on premiums from statutory filings for all Med Mal and Other Liability class writers

(2) Based on annual. 2006, 2008 and 2010 based on Flaspöhler Survey™ (Brokers Evaluate Reinsurers / Non-Life / U.S.). 2007 and 2009 based on Flaspöhler Survey™ (Cedants Evaluate Reinsurers / Non-Life / U.S.) (3) Ranked #1 in 2011 YTD for both Professional Liability and Medical Malpractice

…with Superior Risk Selection

Medical Malpractice Professional Liability

Mostly XOL An industry leader

Typically write within the first $5mm of Mostly “working layer” on claims-made cover (“working layer” focus) basis Strengths and Database of experience data provides Diverse mix of D&O and E&O advantage in underwriting underwriting Strategies Dedicated and actuarial Dedicated underwriting and actuarial team team Physicians versus hospitals focus

90%+ written on claims-made basis Sliding scale commissions Typically less than $5mm of coverage per High percentage of A-side risk Excludes corporate reimbursement Average risk ~$2.5mm of coverage for indemnification payments and Risk entity liability De-emphasize aggregate hospital policies Management Loss ratios typically capped ratios capped 200-400% at 200-300% Loss typically at Maximum limits of $5mm per program Treaty limitations

Expertise and leadership leads to balanced risk-reward profile

Strong Catastrophe Risk Management

Comprehensive approach to catastrophe risk Catastrophe Loss – % Net Premiums Earned management 30.0 27.2

25.6

24.6

25.0

Modeled loss: Current after-tax

20.0 17.6

1-in-250 year event losses are below 20% 16.2

13.8

(%) 15.0 11.6 11.6

of stockholders’ equity 11.0 8.9

10.0 7.1 7.1 5.0 3.6

Limit loss: Fixed notional caps established 5.0

0.0

as % of surplus for stressed scenarios (e.g., RNR MRH PTP VR PRE AXS AHL¹ RE ENH ACGL TRH XL ACE highly destructive storm paths) ALTE sold of position in PML as % of Stockholders’ Equity

Never out an investment

18.0 16.1

order to pay a claim 15.2

15.0 13.4

12.0 10.7

8.4 8.0

and thrived more (%) 9.0 Longevity: survived for than 30 years through several cataclysmic events 6.0

3.0

0.0

Florida Wind Japan Wind Japan Europe Wind Northeast US California Earthquake Wind Earthquake

A balanced approach to catastrophe risk

Source: SNL Financial, company filings, press releases and transcripts

Note: Cumulative cat losses for 2008 through Q3 2011 as a percentage of cumulative NPE from non-life operations for 2008 through Q3 2011 (1) Includes both Max Capital and Harbor Point prior to merger

Strong Accident Year Loss Ratio Performance

Ultimate Accident Year Loss Ratio

150.0

(2002-2010) TRH PRE PTP RE

Average 63.0% 64.1% 65.4% 65.7% 125.0 Standard Deviation 7.1 12.5 13.7 12.3

100.0

75.0

50.0

2002 2003 2004 2005 2006 2007 2008 2009 2010 9M 2011

TRH PRE PTP RE

% Impact of Loss Reserve Development From Initial AY Loss Ratio

10 7.2

5	2.2

0.4 0

(5) (2.4) (2.1) (2.6) (3.8) (10) (7.6) (8.2) (9.2) (9.2) (9.0) (8.5) (15) (10.8) (10.6)(11.7) 2002 2003 2004 2005 2006 2007 2008 2009 TRH Peer Median

Consistently strong underwriting results…

Source: Company filings

Note: Peer median includes PRE, PTP and RE

Highly Efficient and Superior Low Cost Platform

High NPW / Employee ($mm)¹ Low Operating Expense Ratio2

7.0 9.0

8.3 6.1 6.0 8.1 5.3

7.5 7.2 5.0 6.0 6.6 4.0 5.8 3.4 4.6 $ )

( (%) 3.0 2.8

4.3 2.3 3.9 2.2 2.0 3.0 3.2 2.0 1.6 2.8 3.0 1.0

0.0 0.0

TRH PTP PRE AHL ALTE ENH FSR RNR 2006 2007 2008 2009 2010 Q3 2011 YTD

Transatlantic Peer Median

…further enhanced by superior productivity and expense leverage

(1) Represents total net premiums earned divided by total employees. Based on 2010 financials, employees based on 2010 year-end disclosures. Peers represent companies with more than 50% NPW in reinsurance (2) Based on reinsurance segment data only for ACE, ALTE, ACGL, AWH, AHL, AXIS, ENH, RE, PRE, PTP, VR and XL. Calculated on a weighted-average basis

Consistent and Long Term Book Value Creation

Major Headwinds During Last 20 Years

1990s Soft Cycle

80 77.13 Hurricane Andrew 75.66 Unicover 7.47 6.83 9/11 66.78 IPO Laddering and Market Timing Rita and 6.01 Hurricanes Katrina, Wilma

.6%

60 12

Hurricanes Ike and Gustav R: 55.09

AG

Financial Crisis C 53.42 4.53 Japan, New Zealand 48.74 5.23 3.94 42.29 42.03

) 38.86 2.99

$ ( 40 3.43 2.62 33.31

68.83 69.67 30.14 30.23 2.28 1.67 60.77 26.61 1.97 1.39 50.56 48.19 44.80

20 39.30 38.60 36.24 31.03 28.47 28.26 25.22 5.97 0.02 5.95 0

3/31/1990 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 9/30/2011 BVPS Accumulated Dividends

Successfully growing book value through market cycles

Note: Book value and dividends adjusted for stock splits; Based on basic shares; Dividends are accounted for from payment date

III. Premier U.S. Specialty Insurance Franchise

A Premier U.S. Specialty Insurance Franchise

Dedicated to wholesale distribution

Leading Balanced

Wholesale Product Superior underwriting record

Market Position Portfolio

Superior Diversified product mix

Combined surety

Leading position in commercial

Ratio

$1 billion of underwriting profits since 2002

Strong Underwriting Culture

Disciplined underwriting through insurance cycles20

Leading Position in the Attractive Wholesale Market

Market Characteristics

- Alleghany's largest insurance subsidiary, RSUI, is generally perceived as a top underwriter in the wholesale market by its peers
  - RSUI traces its roots back to The London Agency, which is the origin of the significant Specialty Insurance market that now exists in Atlanta
- Underwrites harder-to-place risks that are typically not available in standard or even specialty market
  - Deeper knowledge of chosen risk claims
- Offers customized solutions with policy form flexibility and /or unregulated premium rates
  - More restrictive than standard markets
- Despite market cycles, the Specialty segment continues to take share from the broader standard commercial lines segment
  - 4.8% in 1990 to 13.6% in 2010[1]

2010 Top E&S Players

Rank	Group Name	Surplus Lines DPW ($000s)	Total SL Market Share (%)
1	Lloyd's	5,789,000	18.3
2	American International Group	5,342,192	16.8
3	Zurich Financial Svcs NA Group	1,217,135	3.8
4	Nationwide Group	1,168,218	3.7
5	ACE INA Group	911,312	2.9
6	W. R. Berkley Group	831,086	2.6
7	Markel Corporation Group	801,858	2.5
8	CNA Insurance Companies	685,568	2.2
9	QBE Americas Group	607,936	1.9
10	Alleghany Insurance Holdings	576,215	1.8

Industry Growth



100.0
80.0
60.0
40.0
20.0
0.0
(20.0)
% Change in NPW
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
Change in DPW Industry
Change in DPW E&S[2]

RSUI operates in the growing Specialty segment, which has significant upside potential in a hard market

Source: Best's U.S. Surplus Lines—Market Review, September 2011
(1) As a % of US Commercial Lines market
(2) Domestic, Professional and Surplus Lines

21

Balanced Product Portfolio

20+ years experience in the wholesale specialty Over 50+ years of insurance history with a strong insurance market focus on Midwest Balanced mix of commercial property and Underwriter of transactional commercial liability lines (professional liability and surety, E&O and specialty P&C for niche, directors and officers, umbrella) small underserved businesses Overview Offers Alternative solutions Offers products, both on an admitted and non-1 admitted basis, which gives freedom of rate and Market leadership provides the ability to move in form and out based on price adequacy

All Other Prod. Liab 3% Other 14.2% Other Liability 10% Claims Made 21.9% Med Prof Liability 8.5%

Comm. Multi Peril Other Liability Occur Lines 22% 34% Allied Lines Other Liability Occur 16.5% 20.5%

Surety Fire

Business 31%

18.4%

2010 NPW: $571mm 2010 NPW: $159mm

Focus on specialty lines of business where underwriting expertise is the primary differentiator

(1)	10th largest E&S carrier in the United States, Best’s U.S. Surplus Lines—Market Review, September 2011

Distribution Strength and Breadth

RSUI | CAPITOL INSURANCE COMPANIES

Channel

RSUI

- "Wholesale only" distributor- by choice
  - Efficient and cost effective
  - Expertise and technical abilities of the whole broker adds value to retail agent
  - Close working relationships ensure RSUI can respond quickly and effectively to provide needed specialty solutions

Capitol Insurance Companies

- Writes business on a non-admitted basis in all states and the District of Columbia, excluding WI, where it writes on an admitted basis
- 3-tier distribution strategy
  - Owner-operated General Agents
  - Large Independent Agents
  - Specialist Agents: Professional Liability and Surety Agents

Relationships

RSUI

- Conducts insurance business through relationships with ~160 wholesale insurance brokers and over 30 managing general agents
- Writes business on a non-admitted and admitted basis in all 50 states and District of Columbia

Capitol Insurance Companies

- ~400 independent agents and 60 general agents located throughout the US
- Focused on emphasizing visibility with top 150 agents
  - Top 15% agencies produce 80% of DPW
  - Implementing new agency appointments and expansion into new territories

A countrywide distribution platform closely aligned with the specialty product focus

23

Strong Culture of Underwriting Discipline

Experienced underwriters with deep understanding of products and pricing of specialty business Focus on underwriting profits, not premium production Compensation structured to reward underwriting profits Alleghany has consistently outperformed its specialty insurance peer group

Alleghany GAAP Combined Ratio versus Peer Average

120.0% 115.3% Alleghany Average1: 87.0% 110.0% Peer Group Average2: 89.8%

100.0% 98.8%

91.7% 98.8% 90.3%

88.8% 89.0%

90.0% 83.5% 85.7%

90.2% 92.6%

81.7% 90.1%

83.5% 84.7%

80.0% 83.0%

70.0% 72.5%

71.3%

60.0%

2003 2004 2005 2006 2007 2008 2009 2010 9M11

Alleghany Peer Group Average

Underwriting profitability and resulting book value growth are key performance metrics

(1)	Includes all current insurance operations
(2)	Peer group average includes Allied World, Arch Capital, AXIS Capital, HCC Insurance, Markel, RLI and W.R. Berkley

RSUI Performance vs. Peers

RSUI vs. P&C Industry Book Value Growth 1 RSUI vs. Specialty Peers—Loss & LAE Ratio

80.0

RSUI has delivered a 14.2% book value CAGR (%) during the period 2006 to YTD 9/30/2011 Ratio 70.0 Compares to its U. 60.0 favorably S. Specialty Peers LAE

&

and Offshore Peers Loss 50.0 RSUI has had zero financial leverage as compared 40.0 to its Peers, which have had much higher 2006 2007 2008 2009 2010 financial leverage (10-25%) RSUI Sepcialty Peer Composite² Industry

RSUI vs. Specialty Peers—Combined Ratio

20.0 19.0 120.0

102.9 15.7 16.4 95.1 15.3 15.5 100.0 89.9 91.0 92.8 16.0 14.2 85.4 87.8 12.9 13.4 (%) 80.0 (%) 3 80.0 74.3 12.0 Ratio CAGR 60.0 8.0 6.6 BVPS 40.0 4.0 Combined 20.0 0.0 0.0 CNA MKL RLI RSUI HCC WRB ACE AXS ACGL RSUI RLI HCC AXS ACE ACGL WRB MKL CNA

RSUI is a leading player in the US Specialty P&C insurance market

Source: Company filings, SNL DataSource, Best’s U.S. Surplus Lines–September 2011

(1)	Year end common equity adjusted for dividends and share repurchase; CAGR for the period 2006 to Q3 2011

(2) A.M. Best’s peer composite of 73 domestic professional surplus lines companies 25 (3) Average combined ratio from 2006 to 9M 2011

IV. Total Return Investment Strategy

Total Return Investment Strategy

Conservative fixed income portfolio

Fixed Income Public Equities

Portfolio Concentrated equity positions Enhanced Record of superior performance risk-adjusted

returns Proprietary private investment capability

Alleghany Acquisitions & Investments

Concentration on best ideas expected to drive outperformance

Conservative Investment Portfolio

Pro Forma Investment Portfolio Breakdown

Increase in investment leverage in pro forma Corporate Bonds company from 1.8x to 3.0x

18%

AA average credit quality of fixed income portfolio

Foreign Bonds

States & Muni No anticipated change in duration strategy

13% Bonds 40%

13% in MBS and ABS MBS & ABS 92% rated AA and above

13%

U.S. Government Limited exposure to European sovereign debt

Obligations

3% Diversified, high quality municipal exposure

Other Invested Common Stock Assets

7% 3% Top 5 states account for 15%

Cash Short-Term

2% Investments

1% Minimal 2% in alternative and private equity investments 9/30/11 Cash & Invested Assets: $17.5bn

High quality fixed income portfolio with average rating of AA and intermediate duration

Proven Equity Investment Performance

Alleghany Public Equity Portfolio Performance

Fair Large exposure to energy investments, as well

Value(1) Alleghany S&P 500 Difference as certain mining companies as a

$mm (%) (%) (% pts) counterbalance to the large fixed income 2004 645 37.9 10.9 27.0 portfolios that the insurance subsidiaries are required to hold

2005 770 35.3 4.9 30.3

2006 873 8.5 15.8 (7.3) 3 – 5 year investment horizon

2007 1,176 19.2 5.5 13.7 2008 630 (31.4) (37.0) 5.6 2009 625 29.3 26.5 2.9 2010 1,501 17.1 15.1 2.0 2011(2) 1,448 3.5 1.3 2.2 Cumulative – 159.4 32.0 127.4

Demonstrated track record of superior performance in managing public equities

Between 2004 and 2011, approximately 4% to 10% of the fair value was managed by a third party asset manager, whose cumulative performance was 62.6%, gross of management fees Year to date as of October 31, 2011

Alleghany Acquisitions & Investments

Partner with motivated managers of competitively advantaged businesses and support these managers as they pursue new and existing business opportunities Strategy Provide capital in support of growth initiatives and recapitalizations as well as owner buyouts Particularly interested in investing in family-run businesses that are considering ownership transitions

Experienced management

Business operations focused on providing essential products or services Investment Sustainable competitive advantages Criteria Limited technological and regulatory risk High returns on equity without the need for leverage Scalable business models that will benefit from long-term capital

Representative Article One Partners, a patent validation community

Portfolio ORX Exploration, an oil and gas exploration and production company Companies Stranded Oil Resources, an enhanced oil recovery company

Complementary private capital business focusing on non-financial, high impact investments

V. Combined Company Strengths

Diversified Operating Portfolio

The combination provides a diversified pool of underwriting risk by product, geography and risk class through a shared focus on underwriting discipline

By Product By Geography By Risk Class

Insurance Traditional Casualty Insurance (Property) Reinsurance (Casualty)

6% 13% 10% Domestic Property 58%

Catastrophe Specialty Reinsurance (Property) Reinsurance Reinsurance 25% International 9% 40% Reinsurance 42% (Long-tail Property Casualty) Non-Catastrophe 40% Reinsurance Reinsurance 17% (Short-tail Casualty)¹ Specialty

20%

Insurance Insurance: 16% 21% Reinsurance: 84%

NPW: $4.6bn NPW: $4.6bn GPW: $5.2bn

Combined company is expected to have greater scale and diversity, with increased management depth

Source: SNL Financial, Company filings, financials as of 2010

(1)	Short-tail casualty includes accident and health, ocean marine, and surety and credit

Strong Combined Balance Sheet

7% accretive to BVPS to Alleghany Conservative financial leverage Increased investment float

($mm, unless otherwise noted) Alleghany Transatlantic Pro Forma

Cash and Investments1,2 4,760 13,682 17,484 Debt 299 1,006 1,305 Stockholders’ Equity2,3 2,804 4,075 5,911 Total Capital 3,103 5,081 7,216

Book Value per Share $327.86 $71.01 $350.34 Total Debt / Capital 9.6% 19.8% 18.1% Investments per Share $555.61 $238.42 $1,036.25 Investments Leverage 1.7x 3.4x 3.0x

Greater financial flexibility and higher investment leverage

Note: As of September 30, 2011

(1) Alleghany standalone adjusted for $44mm share repurchase in 4Q’11; Transatlantic adjusted for $220mm share repurchase in 4Q’11 (as of November 18, 2011) (2) Includes Transatlantic’s break-up fee and transaction costs, Alleghany’s transaction costs and cash consideration

(3)	Transatlantic’s adjusted book value (as described in Note 1) adjusted for goodwill and intangibles of $9.5mm 33

Strong Parent Company Liquidity

Historical Alleghany Parent Company Unrestricted Liquid Assets1

2008: Sold 55% 2003: Acquired and

2006: Darwin IPO stake in Darwin to 2010: Issued capitalized RSUI for for $96mm Allied World for $300mm debt $628mm

~$300mm

$1,400 50% $1,216 45% $1,200 43% 42% $1,100 39% 39% 40% 36% 37% 33% $1,000 35% $912 $912 30% 30% $820 $825 30% $800 $705 $636 25% $611 $600 $486 20% $183 $400 15% 10% $200 $428 5%

$- 0% 2003 2004 2005 2006 2007 2008 2009 2010 9M 2011 PF

Parent TRH Liquid Assets / Common Shareholders’ Equity

Maintains high holding company liquidity to meet debt obligations and support operating subsidiaries

(1)	Unrestricted cash and marketable securities available at holding companies

Combined Catastrophe Exposure Will Remain Within Stated Tolerance Levels

25

Transatlantic 1-in-250 year peak zone PML / equity tolerance of 20% 20

17 16

15

13 (%)

10

10 9

7
5

0

Transatlantic Alleghany Combined

(1)	(2)

Florida Wind PML US Wind PML Florida-US Wind PML 1-in-100 Year PML / Equity 1-in-250 Year PML / Equity

PML cushion over internal targets provides flexibility to write cat risk opportunistically

Note: Transatlantic management estimates. Based on pro forma equity of $6,088mm. Excludes transaction costs and other PGAAP adjustments (1) Represents Florida Wind peak exposures; based on AIR

(2) Represents U.S. Wind peak exposures for RSUI; ignores exposures of other subsidiaries, which are not material. Based on RMS v. 11 modified

Improved Diversity of Cash Flows and Earnings to Parent Company

Transatlantic Alleghany Combined

Capitol Capitol Transatlantic 18% 7% Reinsurance Company (“TRC”) 100% RSUI

2010) 32% Dividends -

TRC

(2006 61%

RSUI

Statutory 82%

$618mm $395mm $1,013mm

Capitol

Capitol 4% 10% TRC

100% RSUI

Earnings 2010) 32% -

(2006 TRC

RSUI 64%

Statutory 90%

$1,651mm $938mm $2,589mm

Well-diversified portfolio of underlying businesses contributing statutory earnings and dividends

Major U.S. Market Reinsurers & Specialty Insurers

Broad Industry Financial Strength Ratings vs. Equity


>$5bn
$3–5bn
$1.5–3bn
<$1.5bn
A+
A
A-
ACE
Partner Re
Everest Re
W.R. Berkley
RenRe
HCC
RLI
XL Group
Y/ TRH PF
AXIS
Arch
Transatlantic
Allied Worl
Markel
Alterra
Endurance
Argo
Alleghany
Aspen
Platinum
Lancashire
Validus
Montpelier
Flagstone
Ariel
2000 and Prior
Class of 2001
Class of 2005
U.S. Domiciled

Maintains financial strength ratings; Larger capital base

Source: A.M. Best, Company Reports, SNL
Note: Bubble size = Q3 '11 Common Shareholders' Equity

37

A Winning Combination

Leading franchise across specialty insurance and reinsurance

Combines disciplined underwriting with successful investing

More diversified pool of underwriting risk, by product and geography Increased breadth of distribution Strong and deep management team Cultural fit expected to minimize integration risks

Flexibility to allocate capital to highest risk-adjusted return opportunities, including Insurance, Reinsurance, Investments and Capital Management